SEARS HOLDINGS CORPORATION

3333 Beverly Road

Hoffman Estates, IL 60179

July 28, 2011

VIA EDGAR AND FACSIMILE

Charles Lee, Esq.

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3010

Telephone Number:	(202) 551-3427
Facsimile Number:	(703) 813-6984

Re:	Sears Holdings Corporation

Registration Statement on Form S-4

Filed April 12, 2011

File No. 333-173459

Dear Mr. Lee:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Sears Holdings Corporation (the “Registrant”) hereby respectfully requests that the effectiveness under the Securities Act of the above-captioned Registration Statement be accelerated to Monday, August 1, 2011 at 4:00 p.m., Eastern Daylight Time, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (847) 286-2343 or Dorian R. Williams at (847) 286-1129 with any questions you may have concerning this request. In addition, please notify me or Mr. Williams when this request for acceleration has been granted.

Very truly yours,

/s/ William K. Phelan
William K. Phelan
Senior Vice President, Acting Chief Financial Officer and Controller
Sears Holdings Corporation